

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Chet Kapoor
Chief Executive Officer
Apigee Corporation
10 S. Almaden Blvd., 16th Floor
San Jose, California 95113

> **Re:** **Apigee Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 30, 2015**
> **File No. 333-202885**

Dear Mr. Kapoor:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business

Our Solution, page 93

1.   We note the risk factor beginning at the bottom of page 40 discussing risks relating to potential real or perceived inaccuracies in your metrics, including your average monthly apps, average monthly APIs, cumulative data processed, and cumulative developer reach. Please expand your discussion of these metrics in the business section to describe the significant judgments, assumptions and estimates used to calculate them.

<u>Management</u>

<u>Committees of the Board of Directors</u>

<u>Audit Committee, page 116</u>

2.   You disclose that Mr. Dempsey is a general partner at Bay Partners, affiliates of which currently beneficially own 18.6% of your common stock. Please provide us your analysis in support of the board's determination that Mr. Dempsey satisfies the requirements for independence under the rules of the NASDAQ Stock Market and the Commission. In this regard, explain to us how you concluded that he is independent for the purposes of Exchange Act Rule 10A-3(b)(1), which is incorporated into the NASDAQ Rules relating to audit committee composition.

<u>Underwriting, page 150</u>

3.   We note the disclosure added to this section regarding the directed share program pursuant to which shares will be offered to "some of [y]our related persons." As previously requested in comment 31 from our letter dated December 24, 2014, please state whether the shares to be offered through the directed share program will be subject to lock-up agreements and describe with more specificity the nature of the relationship between the company and the persons to whom the shares will be offered.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: David J. Segre
        Wilson Sonsini Goodrich & Rosati, P.C.